Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 11 DATED FEBRUARY 2, 2021

TO THE OFFERING CIRCULAR DATED JUNE 19, 2020

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated June 19, 2020, as filed by us with the Securities and Exchange Commission on June 19, 2020 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Describe the status and extension of our follow-on offering;
●	Update our distributions;
●	Announce our net asset value per share as of December 31, 2020;
●	Update our management;
●	Update our management compensation;
●	Update our plan of operation; and
●	Update the description of our common shares.

Status and Extension of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016. On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $35,696,040 in common shares. As of December 31, 2020, we had raised total aggregate gross offering proceeds of approximately $80,852,455 and had issued approximately 8,116,843 common shares in the Offerings, purchased by approximately 5,200 unique investors.

We previously disclosed that we would offer our common shares until the earlier of May 7, 2021 or the date on which the maximum offering amount has been raised, unless extended by our manager, RM Adviser, LLC (“Manager” or “RM Adviser”). On February 2, 2021, our Manager approved the extension of the Follow-on Offering until May 7, 2022, which is three years from the qualification date of the Follow-on Offering, unless the Manager terminates the Follow-on Offering at an earlier date or all shares being offered have been sold, in which case the Follow-on Offering will be terminated. Our Manager may further extend the Follow-on Offering as permitted under applicable law. In no event will we extend the Follow-on Offering beyond 180 days after the third anniversary of the initial qualification date.

All references in the Offering Circular to the termination date of the Follow-on Offering are hereby supplemented and revised accordingly.

Distributions

On December 31, 2020, our Manager authorized a daily cash distribution of $0.0016471233 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on January 1, 2021 and ending on January 31, 2021 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about February 15, 2021.

This distribution equates to approximately 6.0% on an annualized basis assuming a $10.02 per share net asset value, calculated for the period beginning January 1, 2021 and ending January 31, 2021. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Net Asset Value Per Share as of December 31, 2020

On February 2, 2021, our Manager determined that our net asset value (“NAV”) per share is $10.02 as of December 31, 2020. This NAV per share will be effective until updated by us on or about March 31, 2021, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of December 31, 2020 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of December 31, 2020.

As with any methodology used to estimate value, the methodology employed by Realty Mogul Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective February 2, 2021, the offering price per share is $10.02, our NAV per share as of December 31, 2020. As previously disclosed, the price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular). The price per share pursuant to our distribution reinvestment plan is $10.02 and repurchases of shares made pursuant to the share repurchase program will be made at $10.02.

Management

The following information supersedes and replaces the last sentence of the paragraph in the section of our Offering Circular captioned “Management – Compensation of Executive Officers”:

We will indirectly bear some of the costs of the compensation paid to these individuals through fees we pay to our Manager. In addition, we pay each the Chief Executive Officer and Portfolio Manager of our Manager a retainer of 1,000 shares per year.

Management Compensation

The following information supersedes and replaces the second sentence of the first paragraph of the section of our Offering Circular captioned “Management Compensation – Fees Paid by Unaffiliated and Affiliated Third Parties to our Manager or Affiliates of our Manager in Equity Assets – Special Purpose Entity”:

A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jilliene Helman and Eric Levy.

Accordingly, all similar references should be updated throughout the Offering Circular.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of February 1, 2021, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $267 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $510 million. The aggregate value is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Turtle Creek – Fenton, Missouri

On January 28, we acquired a $6,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns a 128-unit, Class A apartment community (the “Property”) in Fenton, Missouri, a suburb of St. Louis, Missouri. In connection with the Equity Investment, the entity entered into a loan from an unaffiliated lender in the amount of $18,900,000 (the “Turtle Creek Loan”). The Turtle Creek Loan is interest only for five years with a fixed interest rate of 3.33% and has a term of 10 years. In addition, an entity managed by an affiliate of the Company made a $2,300,000 investment in this transaction.

The entity will be managed by RM Communities Turtle Creek GP, LLC (“RM Communities Turtle Creek”), an affiliate of our Manager and a wholly-owned subsidiary of RM Communities, LLC (“RM Communities”), which is in turn, a wholly-owned subsidiary of Realty Mogul, Co. (“Realty Mogul”). RM Communities and RM Communities Turtle Creek will be entitled to certain fees in connection with this transaction. RM Communities Turtle Creek will also serve as the sponsor of this transaction.

Built in 2018, the Property is 98% occupied as of January 2021. The Property’s unit interiors include granite counters, wood-finish shaker cabinets, stainless steel appliances, vinyl flooring, modern hardware and fixtures, in-unit washer and dryer, and balcony/patio. Property amenities include a clubroom, pool, lounge area with grilling stations, pet park, and covered parking. RM Communities Turtle Creek will be managing the project and plans to improve the Property through a light, strategic renovation program, amenitizing each unit with a technology enhancement package, and re-leasing the units at a higher rental rate. RM Communities Turtle Creek also plans to upgrade the Property’s exterior by improving visibility with new signage, landscaping, and adding an outdoor patio and picnic area.

In line with the real estate acquisition strategy of RM Communities, the Property is situated in a resilient submarket, Jefferson County, which we believe has weathered the novel coronavirus (COVID-19) pandemic as compared to denser, urban areas. According to the Bureau of Labor Statistics, as of November 2020, Jefferson County reported an unemployment rate of 3.8% versus the 6.7% national average. In addition, household growth in Jefferson County has increased by 5% since 2010. According to Economy.com, personal income levels are projected to increase at an annual rate of 3.9% per year over the next four years.

The Property is the first new multifamily development in Fenton in over 12 years. Given its newer build, we believe that it separates itself from the competition in terms of quality and location. In addition, the Property benefits from having exceptional access and visibility and is conveniently located near virtually all of St. Louis’ major interstates. Within a ten-mile radius, there are over 175,000 jobs, 6.9 million square feet of retail space within a five-mile radius, as well as a wide variety of nearby amenities. We believe that the Property’s strong lease-up velocity demonstrates the need for additional rental properties in the area; however, scarcity of land allowed for commercial/multifamily development in addition to strict municipal codes will help prevent an influx of supply for the foreseeable future. There are currently no apartment communities being developed in the immediate area.

The Property represents Realty Mogul’s sixth direct acquisition. RM Communities is the direct acquisition arm of Realty Mogul, a private equity firm with investments in over $2 billion of real estate, including historical investments in over 15,000 apartment units. Through RM Communities, Realty Mogul targets multifamily assets in stable and emerging U.S. markets and focuses on well-located properties with in-place cash flow. In addition to in-place cash flow, RM Communities targets investments with managerial upside or a value-add opportunity. RM Communities has partnered with an experienced property management company that specializes in, and has a track record with, the management and operation of multifamily properties locally. The property management company manages over 40,000 units within fifty cities.

As stated above, RM Communities and RM Communities Turtle Creek will be entitled to certain fees in connection with this transaction. The following fees will be paid to RM Communities by the particular special purpose entity and not by us: (i) a 2.00% acquisition fee; and (ii) an asset management fee equal to an annualized 1.50% of Effective Gross Income (as defined below) that will be paid monthly for asset management services related to the Property. Effective Gross Income means the Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities Turtle Creek is entitled to a promoted interest in amounts equal to 30% and 50% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, Chief Executive Officer of our Manager, and Eric Levy, Portfolio Manager of our Manager. We will not be entitled to any such promoted interest.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares – Distributions”:

As of February 1, 2021, cumulative since inception, we have paid 51 consecutive monthly distributions to shareholders totaling over $13,300,000, of which $6,300,000 was paid in cash and $7,000,000 was reinvested in our shares pursuant to the distribution reinvestment plan.